SOOL (MAKKU)

Bringing Korean Alcohol mainstream


2023 DRINKS INNOVATORS OF THE YEAR
FOOD & WINE
MAKKU
CAROL PAK

drinksool.com New York

Female Founder | Alcohol & Vice | B2C | Minority Founder | Distillery & Vineyards

Featured Investors

James Paik | Strong Ventures | Atinum Partners | Primer Sazze | Laidlaw Scholars Ventures

James Paik

Syndicate Lead

Invested in Sool

Follow

1 follower

We are investing in Sool because they have a superior product, an excellent team, and most importantly, committed and dedicated leadership. Their ability to maneuver the pandemic and break into US markets has been nothing short of impressive. We believe the market for makegeoli has not yet been fully realized and Sool is well positioned to seize this opportunity.

Sool recently launched in Korea to much acclaim which also presents a tremendous opportunity for Sool to make inroads in its native market.

Invested $2,000 this round

St

Highlights

1. Based on H2 2023 data, #1 fastest growing import brand, #6 fastest growing craft beer brand in NY
2. Sold 3.3M cans since launch
3. Gross margins of 40%, marketing expense < 10%, projecting profitability in 2025
4. US distribution in 1,400 accounts across 23 States
5. Landed retail chain placements including Whole Foods, Total Wine, Bevmo and Wegmans

6 Experienced founder and team of alcohol industry professionals from AB InBev and Constellation

7 Founder, Carol Pak, was named Food & Wine's 2023 Drinks Innovator of the Year (1 of 9)

Our Team



Carol Pak CEO

Previously with ZX Ventures (AB InBev) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang Operations Director

Previously at Deloitte



Cj Meinecke Sales Director

Over 10 years of sales experience in the industry, including Constellation and SweetWater Brewing



Elizabeth Yik Creative Lead

Previously at Dive Studios



Ashley Chae Social Media Coordinator

Bringing Korean Alcohol mainstream

At Sool, our mission is to introduce Korean alcohol in an accessible and inclusive way.

Over the last 4 years, we've sold over 3,000,000 cans to thousands of customers - many whom we've met. From retail demos, to virtual samplings, to events, to customer calls and surveys, we've taken a grassroots approach to build Makku on the foundation of a supportive, loyal, and inspiring community base.

Now that we've proven a market for Makku, it's time to bring it to a broader audience! We invite you to join our journey as an investor and owner.


MÀKKU
SOOL
BRINGING KOREAN
ALCOHOL MAINSTREAM



OUR STORY

An Authentic, Modern Revival Rooted In Tradition



In 2016, Carol visited Korea and went to a makgeolli bar. She discovered the depth, breadth, and culture around makgeolli, a traditional Korean alcohol.

The makgeolli in Korea tasted noticeably better than the makgeolli available in the US. Carol found that imported US makgeolli brands were made with rice flour and flavorings (rather than real steamed rice), and were filled with artificial flavors and sweeteners. This led to a thin flavor profile and bitter aftertaste.

Given makgeolli's approachable characteristics- low alcohol, bubbly, delicious and refreshing - and the growing interest in Korean culture, Carol was inspired to introduce authentic makgeolli to the US.

Back at home, Carol started brewing makgeolli with her mom in New York and **Màkku was born – A modern makgeolli made with real steamed rice and all natural ingredients.**

SOOL

BACKGROUND

Makgeolli: Korea's oldest alcoholic beverage

Makgeolli is a centuries-old Korean alcohol, always present at Korean holidays and celebrations.

In the past decade, there's been a strong resurgence of makgeolli sales in Korea, **growing at a 6.1% CAGR from 2021-2025, with an estimated $780M in domestic sales for 2025.**[1]

Seeing growth in traditional Korean alcohol exports, **the Korean government is planning to revamp Korea's liquor sector and capitalize on the Hallyu wave. "One of the most important products to consider here is makgeolli."** [2]

The New York Times

"Industry experts say that the new demand for makgeolli is largely driven by young Korean professionals who see the drink — once known mainly as a tipple for Korean farmers — as a marker of cosmopolitan refinement. Mr. Huh described its appeal as "newtro," popular slang in South Korea that combines the words "new" and "retro."[3]

SOURCES: 1 2 3

SOOL

MÀKKU

AMERICA'S 1st CRAFT MAKGEOLLI,
A KOREAN RICE BEER

A modern take on makgeolli, a traditional Korean alcohol made from rice. Makku has a creamy, smooth body, with light bubbles and a hint of sweetness.

Import Beer, 6% Alcohol By Volume

ORIGINAL · BLUEBERRY · PASSION FRUIT · MANGO




MÀKKU
Original



- MADE IN KOREA
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN

SOOL

Creamy, smooth, sparkling, & slightly sweet, Màkku is a new beer alternative.

ALCOHOL OCCASIONS

	HEALTH IN MIND	RELAX & UNWIND	MEAL COMPANION	SOCIAL BONDING	SMALL INDULGENCE	BIG BUZZ
0% ABV — LIGHT REFRESHING LOW ABV (Alcohol by Volume)	Light Beer/Hard Seltzers, Hard Kombuchas, Hard Tea					
		Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	
		Wine	Wine, Soju, Sake	Wine, Soju	Cocktails	
40% ABV — SPIRIT FORWARD, HIGH ABV (Alcohol by Volume)		Spirits	Spirits			Spirits

SOOL

Relax & Unwind · **Meal Companion** · **Social Bonding**






MÅKKU MOMENTS
Simple and perfect.
SOOL


OUR VISION
Building the Next Iconic Korean Alcoholic Beverage Brand
HITEJinro
EST. 1924
REVENUE: $2B
오비맥주
EST. 1994
REVENUE: $1.2B
SOOL
EST. 2019
SOOL

K-beauty, K-dramas, K-pop, Kimchi.

Korean alcohol is next in line to ride Hallyu, the Korean cultural wave sweeping across the globe and influencing consumer behavior.


Hallyu (The Korean Wave) is a Global Phenomenon
Best Global Brands 2022
2012
'Gangnam Style' becomes the most-watched video on YouTube ever
2014
Korea beauty product exports ($1.067B) exceeds imports ($978M).[1]
9 years later, K-beauty is a $8.5B export industry, ranking fourth in the world.[2]
2017
The # of overseas Korean restaurants increases 262% from 2009, with a clientele that is more than 75% non-Korean.[3]
2020
"Parasite" takes home Oscar for best picture
2021
BTS' Butter Music Video becomes the fastest video in YouTube history to surpass 10M views – doing so in just 13 minutes.[4]
2022
Squid Game, the most watched show in Netflix history, is nominated for 7 Emmy Awards, bringing home 2 of them.
2022
Korean language is one of the fastest growing in the world and the 7th most-studied language on Duolingo, the learning app with over 500M users.[5]
2023
Samsung, Hyundai and Kia are amongst the Top 100 most valuable brands in the world.[6]
Just 70 years after the end of the Korean War, Korea is the 10th largest economy in the world.[7]
SOURCES: 1 2 3 4 5 6 7
SOOL


And makgeolli is next to get onboard the Hallyu Wave
The New York Times
" Makgeolli has become a cosmopolitan sensation over the past decade... "
한국일보 THE KOREA TIMES
" Kooksoondang makgeolli exports hit record hit in 2022... "
CNN Travel
" Makgeolli: How Korean rice wine is stepping out of Soju's shadow... "
daily meal
" Korea's oldest alcoholic beverage is coming back to life in the US... "
SOOL


Brand Pillars
WOMAN & ASIAN
HERITAGE PRODUCT
COMMUNITY

OWNED



CAROL PAK

FROM KOREA



DRIVEN



CRUSHED

SOOL

Since launching..

Sold into 1,400 accounts across 23 States

Ranked as the 5th Best Selling AAPI-Owned Brand in 2021 & 2022

Named as 1 of 9 Drinks Innovators in 2023

Sold over 3,000,000 cans



Data
Top 10 AAPI-Owned Brands
BevAlc Insights

SOOL

Based on Nielsen, Màkku is the 6th Fastest Growing* Independent Craft Beer Brand in NY

Nielsen Brand Families	$ Sales TY	$ Sales LY	Pct Change $ vs LY	$ Sales Change vs LY
Prison City	$310,146.28	$2,452.70	12545.06%	$307,693.58
Blake's Hard Cider Co	$304,089.64	$14,844.90	1948.46%	$289,244.74
Vita Malt	$8,398.54	$631.19	1230.59%	$7,767.35
Sober Carpenter	$5,598.07	$305.63	1062.75%	$3,725.44
Abomination Brewing Company	$3,618.25	$358.41	909.53%	$3,259.84
Màkku	**$86,389.02**	**$9,485.34**	**810.76%**	**$76,903.68**
Hudson Valley Brewery	$17,576.39	$2,023.08	768.79%	$15,553.31
Return Brewery	$8,038.65	$984.21	716.76%	$7,054.44
X% Born	$3,141.67	$397.58	690.37%	$2,744.09
Artisan Brew Works	$6,398.89	$881.66	625.78%	$5,517.23
TOTAL	**$591,058,936.84**	**$585,910,324.64**	**0.88%**	**$5,148,612.20**

*Nielsen is a Leading Provider of Retail Scan Data. In H2 2023 – Màkku is the 6th fastest growing existing brand by percentage growth vs LY

SOOL

2023 Retail Chain Placements



KEY MARKETS:
NY, NJ, CA, WA, MA, DMV

Total Wine — 2022/2023
Secured authorization on all 4 skus in 2022
In 2023, we expanded distribution in 10+ states

↓

Whole Foods Market — JUNE 2023
National display program secured in 100+ stores across 18 states
Core planogram placements secured in 8 states

↓

BevMo! — AUG 2023
Original and Mango rolled out to 40+ stores across California

↓

Wegmans — SEP 2023
All 4 skus rolled out to 50+ stores across New York City and Western New York

SOOL



Màkku spotted @wholefoods

Case Study: Our success in Whole Foods shows Makku's mainstream viability

Whole foods expansion across 18 states for June programming

Landed 224 total stores

All existing SKUs up over 300% net sales YOY L12W

Secured second national programming for Jan '24 (Lunar New Year)

SOOL

2024 Focus: Retail Chain Expansion

Initial chain store sales provides syndicated data for Makku to expand in other retail chains.

We will continue targeting retailers who seek innovative, diverse, authentic, and premium products and/or have a strong Asian product selection.

EXPANSION (Q1-2)

Wegmans, Whole Foods, Total Wine, Key Food, BevMo!, Foodtown

FUTURE TARGETS

Trader Joe's, Costco Wholesale, Target, Kroger, Ralphs

SOOL


THE MÀKKU DIFFERENCE
MAKKU
SOOL

OUR BRAND

A Heritage Product with Unique Positioning and Appeal

- A creamy, smooth liquid, with a subtle sweetness and light fizz. Light, refreshing and delicious!
- A Korean cultural icon, with over 2,000 years of history
- Pairs well with Asian cuisine, Asian flavors, rice dishes and spicy dishes
- A staple for inclusive Asian Celebrations *(i.e., Lunar New Year, AAPI Heritage Month, Mid Autumn Festival)*

SOOL

LEANING INTO K-CULTURE


K-EDITS

SOOL

Our earliest adopters choose Makku for its unique, delicious taste, and our deep Korean heritage

- Asian Americans


This is

- K-Culture Lovers
- Sweet Drink Lovers
- Explorers



MAKKU
The goat @drinkmakku
GOAT

SOOL

Our flavors



MÀKKU

ORIGINAL

INGREDIENTS	Water, Rice, Cane Sugar, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	140
TASTING NOTES	Delicate aromas of white blossom, Crème fraiche, freshly steamed rice, banana, and melon



MÀKKU

BLUEBERRY

INGREDIENTS	Water, Rice, Cane Sugar, Blueberry Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	150
TASTING NOTES	Aromas of delicate violet, freshly picked blueberries with a touch of minty freshness



MÀKKU

PASSION FRUIT

INGREDIENTS	Water, Rice, Cane Sugar, Passion Fruit Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	150
TASTING NOTES	Fragrance of yellow flower bouquet, fresh passion fruit, and Greek yogurt



MÀKKU

MANGO

INGREDIENTS	Water, Rice, Cane Sugar, Mango Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	140
TASTING NOTES	Intense aromas of sweet and ripe mango with crème fraiche

SOOL

A sneak peek at our can updates

Expanding consumer education using our cans



MÀKKU
ORIGINAL
TASTING NOTES
PROUDLY BREWED IN KOREA
SHAKE ME

SOOL

We are raising funds to support brand expansion

PRODUCT

New Flavor

Variety Packs

MARKETING

Digital Marketing

Trade Marketing

Influencer Marketing

Brand Partnerships

Sponsorships

SALES

Sales Team Expansion

Retail Chain Support

Distributor Support

Brand Ambassador Program

SOOL

Who Can Invest?

Anyone* in the world is able to invest with just $100 USD.

**Three provinces in Canada barr their residents from investing via American Crowdfunding: Quebec, Alberta, and Ontario.*

SOOL



TEAM
Carol Pak
FOUNDER & CEO
ABInBev
Columbia Business School
Rosemary Bang
OPERATIONS DIRECTOR
Deloitte.
CJ Meinecke
SALES DIRECTOR
Constellation Brands
Elizabeth Yik
CREATIVE LEAD
DIVE
MINDSET
SOOL



PRESS
Forbes
Traveler
The New York Times
FOOD52
GOURMET insider
BUSINESS INSIDER
THRILLIST
EATER
REFINERY29
New York
"An experience, a taste of history, and a celebration of craft."
MAKKU
SOOL



THANK YOU
MAKKU
MAKKU
MAKKU
MAKKU
SOOL
26

Downloads

Sool WeFunder 2024 (2).pdf